NEWLAN & NEWLAN
Attorneys at Law
2652 F. M. 407, Suite 230	940-241-2004
Bartonville, Texas 76226	877-796-3934 (fax)

May 21, 2009
Stephen Krikorian Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention: Mr. Jason Niethamer
Re:	ubroadcast, inc. Form 8-K filed May 13, 2009 File No. 033-19961
Dear Mr. Krikorian:
This is in response to the Staff’s letter of comment dated May 14, 2009, relating to the captioned filing of ubroadcast, inc. (the “Company”). The Staff’s comments are addressed below, seriatim:
Comment No. 1 - Part 1
The requested revisions to disclosure have been made, to clarify that the Company’s previous certifying accountant declined to stand for re-election and to state the reason therefor.
Comment No. 1 - Part 2
The requested revisions to disclosure have been made, to address the Company’s two most recent fiscal years and the period since December 31, 2008.
Comment No. 2
The requested revisions to disclosure have been made, to address the Company’s two most recent fiscal years and the period since December 31, 2008.
Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN
By: /s/ ERIC NEWLAN
Eric Newlan
cc: ubroadcast, inc.